Annual Report

Cover Page

Name of issuer:

CrowdMed, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 10/31/2012

Physical address of issuer:

11201 N. Tatum Blvd Suite 300 PMB 15731
Phoenix AZ 85028

Website of issuer:

https://www.crowdmed.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$92,751.34	$377,801.00
Cash & Cash Equivalents:	$79,073.00	$376,701.92
Accounts Receivable:	$500.00	$10,000.00
Short-term Debt:	$5,041.10	$13,005.92
Long-term Debt:	$4,671,564.00	$4,671,564.00
Revenues/Sales:	$127,787.00	$133,262.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$9,471.96	$17,671.31
Net Income:	($286,139.65)	($721,640.19)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

CrowdMed, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>They failed to submit an annual report in the past.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Lee Jared Heyman	CEO	CrowdMed	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Lee Jared Heyman	CEO	2012
Danyell Jones	CEO	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Lee Jared Heyman	Common 8,800,000	80.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

CrowdMed has 4 health plan pilots in various stages of negotiation and execution, including 3 major US-based plans and 1 international plan. If these pilots are successful, they could lead to multi-million dollar client relationships and access to hundreds of thousands, or even millions, of covered patient lives. However, if these pilots are not successful, the health plans will not likely engage with CrowdMed at-scale.

CrowdMed's current revenue is not sufficient to support its fixed costs. If the company does not grow revenue via health plan partnerships or direct-to-consumer marketing, or from investment capital, it will not be able to maintain operations.

Reliance on Key Personnel. As a startup organization, the company is still very dependent on its co-founders. If anything catastrophic were to happen to Axel Setyanto or Jared Heyman, the future of the company would be compromised.

Security Vulnerabilities. While the company has passed a thorough third-party IT security audit, it's impossible to rule out all security vulnerabilities. If the company's protected patient information were to be hacked, it could cause repetitional damage to the company and create a legal liability.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	10,000,000	0	Yes
Common	20,000,000	11,037,347	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	60,000

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date 02/23/13
Amount $2,400,000.00
Valuation cap $8,000,000.00

Convertible Note

Issue date 04/27/13
Amount $100,000.00
Valuation cap $8,000,000.00

Convertible Note

Issue date 09/26/15
Amount $800,000.00
Valuation cap $18,000,000.00

Convertible Note

Issue date 10/31/16
Amount $325,000.00

Convertible Note

Issue date 03/31/17
Amount $400,000.00

Convertible Note

Issue date 05/31/17
Amount $370,000.00

Convertible Note Dated 2/7/2013, $2,400,000, 2% interest rate, matures Sept. 28, 2017

Convertible Note Dated 4/8/2013, $100,000, 2% interest rate, matures Sept. 28, 2017

Convertible Notes Dated Sept. 28, 2015, $800,000, 2% interest rate, matures Sept. 28, 2017

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2015	Section 4(a)(2)	Convertible Note	$800,000	General operations
10/2016	Section 4(a)(2)	Convertible Note	$325,000	General operations
3/2017	Section 4(a)(2)	Convertible Note	$400,000	General operations
4/2017	Regulation Crowdfunding	Convertible Note	$403,471	General operations
5/2017	Section 4(a)(2)	Convertible Note	$370,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We harness the wisdom of the crowds to help patients find the right path to a cure. Our community of expert Medical Detectives resolve challenging medical cases more quickly, accurately, and inexpensively than the traditional medical system. Patients who come to CrowdMed have wasted years and thousands of dollars bouncing from specialist to specialist, yet are still seeking answers. Now, they can access a community of thousands of medical experts all at once, online for a fraction of the price.

One-third of US families have suffered from a medical issue that remains undiagnosed after consulting 2 or more physicians. But our patients can submit their case to thousands of vetted medical detectives who collaborate to resolve it. Studies show we're more reliable, cheaper, and faster than the traditional medical system alone. We've already launched pilots with 3 major health insurance plans—including one of the country's largest—to bring CrowdMed to millions of patients at no extra charge.

Milestones

CrowdMed, Inc. was incorporated in the State of Delaware in October 2012.

Since then, we have:

- 1/3 of families have suffered from an unresolved medical issue after seeing 2+ physicians

- 20,000+ medical detectives have registered for CrowdMed

- 1500+ medical cases have been resolved on CrowdMed

- 28% reduction in medical costs for CrowdMed patients

- 3 paid pilots with major U.S. health plans

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2019, the Company had revenues of $127,787 compared to the year ended December 31, 2018, when the Company had revenues of $133,262. Our gross margin was 100.0% in fiscal year 2019, compared to 100.0% in 2018.

- *Assets*. As of December 31, 2019, the Company had total assets of $92,751.34, including $79,073 in cash. As of December 31, 2018, the Company had $377,801 in total assets, including $376,701.92 in cash.

- *Net Loss*. The Company has had net losses of $286,139.65 and net losses of $721,640.19 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities*. The Company's liabilities totaled $4,676,605.10 for the fiscal year ended December 31, 2019 and $4,684,569.92 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $4,395,000 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

CrowdMed, Inc. cash in hand is $40,996.23, as of March 2020. Over the last three months, revenues have averaged $11,100.33/month, cost of goods sold has averaged $4,142/month, and operational expenses have averaged $30,080/month, for an average burn rate of $23,121.67 per month. Our intent is to be profitable in 0 months.

In Jan. and Feb. of 2020 we worked to aggressively cut burn rate resulting in significant savings to the company. Simultaneous to this, we have increased trending month over month revenue incrementally

Our revenue should remain consistent if no enterprise level contract is obtained. It should be noted that in Q4 of 2019 we had a period of higher than usual expenses related to external legal and technical contractors. Our current monthy expenses are trending at $17K per month with further reductions forthcoming.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.crowdmed.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4
Financials 5
Financials 6
Financials 7
Financials 8
Financials 9
Financials 10
Financials 11
Financials 12
Financials 13
Financials 14
Financials 15
Financials 16
Financials 17
Financials 18
Financials 19
Financials 20
Financials 21
Financials 22
Financials 23
Financials 24
Financials 25
Financials 26
Financials 27
Financials 28

Appendix D: Director & Officer Work History

Danyell Jones
Lee Jared Heyman

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

CrowdMed Convertible Note

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4
Financials 5
Financials 6
Financials 7
Financials 8

- Financials 9
- Financials 10
- Financials 11
- Financials 12
- Financials 13
- Financials 14
- Financials 15
- Financials 16
- Financials 17
- Financials 18
- Financials 19
- Financials 20
- Financials 21
- Financials 22
- Financials 23
- Financials 24
- Financials 25
- Financials 26
- Financials 27
- Financials 28

Appendix D: Director & Officer Work History

- Danyell Jones
- Lee Jared Heyman

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

CrowdMed, Inc.

By

Danyell Jones

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Lee Jared Heyman

Chairman

6/2/2020

Danyell Jones

CEO

5/24/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.